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                               Intira Corporation
                              5667 Gibraltar Drive
                              Pleasanton, CA 94588



                                  May 19, 2000



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Attn:  David M. Lynn
       Amy Moorhus
       Linda vanDoorn
       Claire DeLabar

       Re: INTIRA CORPORATION REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-33882 )

Ladies and Gentlemen:

       Due to market conditions, Intira Corporation (the "Registration") hereby withdraws the Registrant's Registration Statement on Form S-1 (File No. 333-33882) initially filed with the Commission April 3, 2000. The Registrant has not sold any of its securities to any of the individual solicited by means of the Preliminary Prospectus contained in such Registration Statement.


                                 Sincerely,

                                 INTIRA CORPORATION

                                 /s/ David Boone
                                 David Boone
                                 Chief Financial Officer